CAGNY 2021 February 17th

Disclaimer This Presentation has been prepared and issued by Nomad Foods Limited (the “Company”). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s: (i) expectations regarding results for the four and twelve months ended December 31, 2020, (ii) the future operating and financial performance of the Company, including the Company’s 2021 preliminary guidance with respect to revenue growth, organic revenue growth, Adjusted EBITDA growth, Adjusted EPS and Adjusted EPS growth in 2021, (iii) belief that the Company is well positioned to sustain strong organic revenue growth and the anticipated core drivers of such growth, (iv) expectations regarding the Company’s 2025 long term financial targets, including guidance for revenues, Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted EPS and expectations regarding the long-term target building blocks to achieve such targets, (v) expectations regarding the current “frozen food boom” and its potential broader consumer behavioral shift and its impact on the Company’s long-term growth and success, (vi) belief that the Company has the right to win in countries outside of its core, including with plant protein and expectations regarding the Company’s vegetables innovations, including their ability to modernize the category and drive consumption, including by use of new technology, (vii) expectations regarding the Green Cuisine brand, including that Green Cuisine will achieve approximately €100 million plus in revenue by 2022, as well as the expected impact of Green Cuisine on overall organic revenue growth, (viii) expectations regarding extending the Company’s pipeline across a number of breakthrough growth platforms, (ix) expectations regarding the Company’s ability to scale its brands across a variety of growth channels, including traditional retailers, e-commerce, discounters and in international markets, (x) belief that the Company has a competitively advantaged portfolio and is aligned to help drive a more sustainable food system for a better future, (xi) intention to leverage capabilities to deliver strong financial performance, (xii) expectations regarding the Company’s Space & Place initiative to drive improved and increased distribution of products with core retail partners, (xiii) expectations regarding the Company’s global distribution program, including the four key pillars, (xiv) belief that the shift to e-commerce, partly as a result of COVID-19, will benefit the Company’s portfolio of products, (xv) expectations that the Company’s growth algorithm and its ability to generate long-term EPS growth for the Company and (xvi) expectations regarding the Company’s M&A strategy. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i); the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets and the Company’s ability to accurately forecast the brand’s performance in light of COVID-19; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; and (xvi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Unless otherwise indicated, market and competitive position data in this Presentation has been published by Nielsen or Euromonitor. Given this data has been obtained from industry publications and surveys or studies conducted by third-party sources, there are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EPS, Adjusted EPS growth, Adjusted EBITDA growth, Adjusted EPS growth, Adjusted Free Cash Flow and Free Cash Flow Conversion. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures maybe different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation.

Adjusted EPS Growth Adjusted EPS, in Euros Adjusted EPS, in US Dollars1 Total Revenue Growth Organic Revenue Growth 2 Year CAGR 6 - 7% 11 - 13% 5% 10% €1.35 $1.63 8% 9% 2020 Preliminary Expectations 11 - 15% €1.50 - €1.55 $1.82 - $1.88 3 - 5% 1 - 2% 2021 Initial Guidance 1. Adjusted EPS converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of $1.21 as of February 8, 2021. Poised to Deliver Strong Performance in 2020 and 2021 3

€2.6bn Revenues Adjusted EPS 2016 €1.9bn €0.84 2017 €2.0bn 2018 €2.2bn 2019 €2.3bn 2020 Preliminary €2.5bn 2021 Guidance 2016 2017 €1.00 2018 €1.19 2019 €1.23 2020 Preliminary €1.35 €1.50 - €1.55 2021 Guidance Nomad Foods is Delivering Sustained Financial Performance 4

Western Europe’s Frozen Food Market Leader Attractive Market Dynamics Track Record of Strong Financial Performance A Long Runway for Growth Low Leverage with a 7% FCF Yield Active and Accretive Deployment of Capital 10%+ Annual EPS Growth Algorithm In Early Stages of Value Creation Nomad Foods is a Uniquely Positioned Food Company 5

Core Portfolio Growth Breakthrough Innovation Strategic Acquisitions Switzerland A European Frozen Food Pureplay with a Long Runway for Growth and Value Creation

€2.5b net revenues 4,900 company employees 4 consecutive years of organic revenue growth 14 primary countries across Western Europe market share within Western Europe frozen food #1 Nomad Foods is Europe’s Leading Frozen Food Company 7

Frozen Fish Frozen Vegetables Frozen Meat Substitutes Frozen Pizza Frozen Poultry Frozen Potatoes Frozen Ready Meals We are a Frozen Food Pure Play

Over-Indexed to Online Reduces Food Waste Convenient Locked in Nutrients Strong Value Proposition A Growing Category Frozen Food is an Attractive Category

Retail Sales Growth Western Europe, 2020 Source: Nielsen FROZEN FOOD TOTAL FOOD 12% 8% Family MealtimeWorking from Home Shopping Online Scratch Cooking The Current Frozen Food Boom is Part of a Broader Consumer Behavioral Shift With Long-Term Implications

€2.5b net revenues 14 primary countries across Western Europe Source: Euromonitor United StatesEurope Private Label Long Term Market Share Fish & Vegetables Ready Meals #1 Market Leader Several Large Competitors Private Label Long Term Market Share Frozen Food Market Dynamics are Advantageous in Europe 11

~10% of revenues ~70% of revenues SECONDARY BRANDED PRODUCTS Managed for margins & cash flow OTHER BRANDED PRODUCTS Managed for cash flow ~10% of revenues CORE Strategic, fully funded and accretive to growth & margins Non-retail (private label and foodservice) represent approximately 10% of revenues. Creating Focus Through Strategic Portfolio Choices 12

We have a Distinct Advantage in Value-Added Frozen Food

Undisputed Leadership

94%

of CORE portfolio where Nomad ranks

#1

MARKET POSITION

Strong Market Share



~30%
Private Label
~20%
Other Branded
~50%
Nomad Foods

CORE MARKET SHARE

Outsized Growth

Avg. Organic Revenue Growth
2017-2020



4%
8%
NOMAD TOTAL
NOMAD CORE

Nomad Foods
CAGNY 2021
13

where your fish comes from Find t Leveraging Synergies Across the Fish Portfolio

91% (+00 pp vs. YA) Driving Vegetable Consumption with Powerful Advertising

Green Cuisine Revenues Green Cuisine is a Dynamic Driver of Growth and Value Creation for Nomad 2021 2022202020192018 ~€100+ million Beyond 16

Growth rates represent 2020 retail sales value growth across 11 European markets where Green Cuisine is currently present. Source: Nielsen European Meat-Free Frozen Food 2020 Growth, Retail Sales 65% 35% 24% 20% 15% 15% 6% -1% 299% Private Label Green Cuisine is Europe’s Fastest Growing Frozen Meat-Free Brand 17

Traditional Retailers E-commerce Discounters International Scaling Our Brands Across Multiple Growth Channels 18

#2 Selling brand in the UK after Coca-Cola UK accounts for 2/3 of Nomad’s online revenues YoY Growth in Nomad Foods Online Sales Source: Nielsen, IRI and retailer EPOS data 2018 2019 2020 12% 10% 66% Online Growth Exploded in 2020 19

90*% of Our Portfolio Qualifies as Healthier Meal Choice *90% of 2020 branded product revenues choices, excluding Spain (owing to data reliability). Our Products are Nutritious and Accessible 20

-60*% CO 2 e incl efficiencies ...which will reduce carbon emissions from food A future diet aligned with maximum 1.5 degree global warming means... Plant Protein Consume significantly more Vegetables Double consumption by 2050 Fish Consume 2 times a week *Moving to a mainly plant based diet, has potential to reduce greenhouse gas emissions up to 60%, assuming efficiencies across the value chain. Eating for the Planet

Fully aligned with the UN's Millennium Development Goals 22

Select Sustainability Partnerships 23

Would recommend Nomad Foods as a good place to work 94% Said they’re proud to work at Nomad Foods 94% Feel energised to go the extra mile in their job 89% #4

100% conversion of net income into FCF Efficient working capital management Capex at 3% of sales Tax rate of 21% Average borrowing rate of 3% Consolidate European frozen food Integrate and create synergies Opportunistically repurchase shares Frozen food category growth High ROI brand investments Breakthrough innovation Market share expansion Organic Revenue Growth Capital AllocationFree Cash Flow Nomad’s Blueprint for Superior Shareholder Value Creation 25

Source: SEC Filings Average Organic Revenue Growth 2017 – 2020 4% 0% Nomad Foods is One of Few Food Companies Delivering Sustained Annual Organic Revenue Growth 26

Cumulative total shareholder return, including dividends, from January 1, 2017 through February 8, 2021. Source: Factset Total Shareholder Return Since 2017 174% 103% 49% 38% 34% 6% 1% -3% -7% -10% -13% -51% 27% CAGR Nomad has Outperformed Packaged Foods Peers 27

Adjusted Free Cash Flow Conversion calculated as Adjusted Free Cash Flow as a percentage of Adjusted Profit. Adjusted EBITDA Growth Adjusted EPS Growth Adjusted Free Cash Flow Conversion 2017 2018 2019 2020 Preliminary 15% 15% 8% 19% 3% 10% 3% 2% 9%Organic Revenue Growth 137% 97% 131% 1% 19% 4% Revenue Growth 11% 7% 8%2% 133% 2017-2020 Average 7% 10% 13% 4% 120% A Long Term Track Record of Superior Financial Performance 28

1. Leverage defined as net debt / EBITDA. 2020 leverage is pro-forma for the acquisition of Findus Switzerland. 2. Adjusted Free Cash Flow Yield defined as 2021 Adjusted Free Cash Flow guidance divided by the company’s market capitalization as of February 8, 2021. Leverage1 2017 – 2020 2017 2020 3.6x 2.8x 7% Adjusted Free Cash Flow Yield2 Accretive Deployment of Capital 2017 – 2020 Share RepurchasesAcquisitions €0.8 bn €0.6 bn Nearly €1.5 Billion of Capital Deployed Towards Share Repurchases and Acquisitions Since 2017 29

New Categories, Countries and Channels Reasonable Valuations Cash Flow Generative Strong Strategic and Financial Rational A Clear Path to Top and Bottom Line Growth Leading Market Share European Frozen Acquisition Criteria 30

Nomad Foods European Footprint Existing Market Leadership BALKANS Potential next step White Space for Growth SWITZERLAND Recent acquisition

Adjusted EPS converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of $1.21 as of February 8, 2021. TOTAL Revenue Growth ORGANIC Revenue Growth ADJUSTED EPS Growth Approximately 11-15% per share Approximately 1-2% Approximately 3-5% €1.50 - €1.55 $1.82 - $1.88 USD equivalent Adjusted EPS 2021 guidance does not yet reflect potential accretion that may result from exclusive negotiations to acquire Fortenova Group’s frozen food portfolio Introducing 2021 Guidance

Innovation Pipeline Led by Green Cuisine Market Share Expansion Findus Switzerland Future Capital Allocation BR EX IT C la rit y FX Tailw inds LSD% COGS INFLATION Underlying Growth within Core International Growth 2021 Growth Building Blocks 33

Brexit Clarity FX Tailwinds LSD% COGS Inflation Free-trade Brexit deal offers clarity for the first time in 5 years Translation and transaction benefits from a weak US dollar 2021 inflation expected to be in-line with history 2021 Macro Considerations 34

Adjusted Free Cash Flow Adjusted EPSAdjusted EBITDARevenues 2020 2-3% organic growth MSD% base business growth 100%+ FCF conversion 10%+ Adjusted EPS CAGR 20252020 €2.5B €3B+ €467M €345M €600M+ €1.5B+ 2025 20252020 €1.35 €2.30 20252020 2025 Financial Targets 35

>10% CAGR €2.30 Adjusted EPS $2.78 USD equivalent Adjusted EPS converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes and based on USD/EUR FX rate of $1.21 as of February 8, 2021. On Pace to Achieve 2025 EPS Target

Western Europe’s Frozen Food Market Leader Attractive Market Dynamics Track Record of Strong Financial Performance A Long Runway for Growth Low Leverage with a 7% FCF Yield Active and Accretive Deployment of Capital 10%+ Annual EPS Growth Algorithm In Early Stages of Value Creation Nomad Foods is a Uniquely Positioned Food Company 37

Appendix

FY 2020 FY 2019 FY 2018 FY 2017 YoY Growth YoY Growth YoY Growth YoY Growth Reported Revenue Growth 8.2% 7.0% 11.0% 1.5% Of which: - Organic Revenue Growth 8.7% 2.1% 2.6% 3.9% - Acquisitions 0.0% 4.9% 9.4% 0.0% - Trading Day Impact 0.4% 0.0% 0.0% (0.5%) - Translational FX (a) (0.9%) 0.0% (1.0%) (1.9%) Total 8.2% 7.0% 11.0% 1.5% a) Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company’s internal annual forecast process. Reconciliation of Reported to Organic Revenue Growth 39

(in €m, except EPS) As reported for twelve months ended December 31, 2019 Adjustments As adjusted for twelve months ended December 31, 2019 Revenue 2,324.3 — 2,324.3 Cost of sales (1,626.4) — (1,626.4) Gross Profit 697.9 — 697.9 Other operating expenses (a) (359.9) 25.7 (334.2) Exceptional items (b) (54.5) 54.5 — Operating Profit 283.5 80.2 363.7 Finance income 2.5 — 2.5 Finance costs (75.7) 8.8 (66.9) Net Financing Cost (c) (73.2) 8.8 (64.4) Profit Before Tax 210.3 89.0 299.3 Taxation (d) (56.7) (7.5) (64.2) Profit for the period 153.6 81.5 235.1 Profit for the period attributable to equity owners of the parent 154.0 81.5 235.5 Weighted average shares outstanding in millions - basic 192 — 192 Basic Earnings per share 0.80 1.23 Weighted average shares outstanding in millions - diluted (e) 198.4 (6.4) 192 Diluted Earnings per share 0.78 1.23 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2019 Adjusted Statement of Profit or Loss (unaudited) Twelve Months Ended December 31, 2019 a) Share based payment charge including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million. b) Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2019’ for a detailed list of exceptional items. c) Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives. d) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020. 40

(in €m) Twelve months ended December 31, 2019 Profit for the period 153.6 Taxation 56.7 Net financing costs 73.2 Depreciation and amortization 68.3 EBITDA 351.8 Exceptional Items: Brexit (a) 1.6 Supply chain reconfiguration (b) (3.6) Findus Group integration costs (c) 3.5 Goodfella's Pizza & Aunt Bessie's integration costs (d) 12.5 Factory optimization (e) 5.7 Remeasurement of indemnification assets (f) 44.0 Settlement of legacy matters (g) (9.2) Other Adjustments: Other add-backs (h) 25.7 Adjusted EBITDA (i) 432.0 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2019 EBITDA and Adjusted EBITDA (Unaudited) Twelve Months Ended December 31, 2019 a) Non-recurring expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b) Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018. c) Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d) Non-recurring costs associated with the integration of the Goodfella’s pizza business in April 2018 and the Aunt Bessie’s business in July 2018. e) Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. f) Non-recurring charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group. g) Non-recurring income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h) Represents the elimination of share based payment expenses including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. i) Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million. 41

(in €m, except EPS) As reported for twelve months ended December 31, 2018 Adjustments As adjusted for twelve months ended December 31, 2018 Revenue 2,172.8 — 2,172.8 Cost of sales (a) (1,519.3) 5.7 (1,513.6) Gross Profit (g) 653.5 5.7 659.2 Other operating expenses (b) (352.7) 23.6 (329.1) Exceptional items (c) (17.7) 17.7 — Operating Profit 283.1 47.0 330.1 Finance income 1.6 (1.4) 0.2 Finance costs (57.6) (2.4) (60.0) Net Financing Cost (d) (56.0) (3.8) (59.8) Profit Before Tax 227.1 43.2 270.3 Taxation (e) (56.6) (4.7) (61.3) Profit for the period 170.5 38.5 209.0 Profit for the period attributable to equity owners of the parent 171.2 38.5 209.7 Weighted average shares outstanding in millions - basic 175.6 — 175.6 Basic Earnings per share 0.97 1.19 Weighted average shares outstanding in millions - diluted (f) 175.8 (0.2) 175.6 Diluted Earnings per share 0.97 1.19 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2018 Adjusted Statement of Profit or Loss (unaudited) Twelve Months Ended December 31, 2018 a) Non-cash fair value uplift of inventory recorded as part of the Goodfella’s Pizza and Aunt Bessie’s purchase price accounting. b) Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million. c) Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2018’ for a detailed list of exceptional items. d) Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives. e) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. f) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019. g) Adjusted gross margin of 30.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted gross profit by Adjusted revenue of €2,172.8 million. 42

(in €m) Twelve months ended December 31, 2018 Profit for the period 170.5 Taxation 56.6 Net Financing Costs 56.0 Depreciation 39.3 Amortization 7.0 EBITDA 329.4 Acquisition purchase price adjustments (a) 5.7 Exceptional Items: Supply chain reconfiguration (b) 1.2 Findus Group integration costs (c) 10.4 Goodfella's Pizza & Aunt Bessie's integration costs (d) 8.3 Factory optimization (e) 1.6 Settlement of legacy matters (f) (3.8) Other Adjustments: Other add-backs (g) 23.6 Adjusted EBITDA (h) 376.4 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2018 EBITDA and Adjusted EBITDA (Unaudited) Twelve Months Ended December 31, 2018 a) Non-cash fair value uplift of inventory recorded as part of the Goodfella’s Pizza and Aunt Bessie’s purchase price accounting. b) Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets. c) Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d) Non-recurring costs associated with the integration of the Goodfella’s pizza business in April 2018 and the Aunt Bessie’s business in July 2018. e) Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. f) Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits. g) Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. h) Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million. 43

(in €m, except EPS) As reported for twelve months ended December 31, 2017 Adjustments As adjusted for twelve months ended December 31, 2017 Revenue 1,956.6 — 1,956.6 Cost of sales (1,357.2) — (1,357.2) Gross Profit (f) 599.4 — 599.4 Other operating expenses (a) (319.3) 5.6 (313.7) Exceptional items (b) (37.2) 37.2 — Operating Profit 242.9 42.8 285.7 Finance income 7.2 (7.0) 0.2 Finance costs (81.6) 22.0 (59.6) Net Financing Cost (c) (74.4) 15.0 (59.4) Profit Before Tax 168.5 57.8 226.3 Taxation (d) (32.0) (19.1) (51.1) Profit for the period 136.5 38.7 175.2 Weighted average shares outstanding in millions - basic 176.1 176.1 Basic Earnings per share 0.78 1.00 Weighted average shares outstanding in millions - diluted (e) 184.8 (8.7) 176.1 Diluted Earnings per share 0.74 1.00 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2017 Adjusted Statement of Profit or Loss (Unaudited) Twelve Months Ended December 31, 2017 a) Share-based payment charge. b) Exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2017’ for a detailed list of exceptional items. c) Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives. d) Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e) Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018. f) Adjusted gross margin 30.6% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted gross profit by Adjusted revenue of €1,956.6 million. 44

(in €m) Twelve months ended December 31, 2017 Profit for the period 136.5 Taxation 32.0 Net financing costs 74.4 Depreciation 35.9 Amortization 6.5 EBITDA 285.3 Exceptional Items: Transactions related costs (a) 3.2 Investigation and implementation of strategic opportunities (b) 18.8 Supply chain reconfiguration (c) 14.0 Findus Group integration costs (d) 15.1 Settlement of legacy matters (e) (5.6) Remeasurement of indemnification assets (f) (8.3) Other Adjustments: Other add-backs (g) 5.6 Adjusted EBITDA (h) 328.1 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2017 EBITDA and Adjusted EBITDA (Unaudited) Twelve Months Ended December 31, 2017 a) Costs incurred related to enhanced control compliance procedures in territories. b) Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. c) Supply chain reconfiguration costs, namely the closure of the Bjuv factory. d) Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system. e) Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory. f) Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company’s acquisition of Iglo Group in 2015. g) Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million. We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. h) Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million. 45

(in €m. except EPS) As reported for the twelve months ended December 31, 2016 Adjustments As adjusted for the twelve months ended December 31, 2016 Revenue 1,927.7 — 1,927.7 Cost of sales (1,356.7) — (1,356.7) Gross Profit (e) 571.0 — 571.0 Other operating expenses (a) (298.4) 1.2 (297.2) Exceptional items (b) (134.5) 134.5 — Operating Profit 138.1 135.7 273.8 Finance income 24.2 (18.3) 5.9 Finance costs (86.3) 7.1 (79.2) Net Financing Cost (c) (62.1) (11.2) (73.3) Profit Before Tax 76.0 124.5 200.5 Taxation (d) (39.6) (6.0) (45.6) Profit for the period 36.4 118.5 154.9 Weighted average shares outstanding in millions - basic 183.5 183.5 Basic earnings per share 0.20 0.84 Weighted average shares outstanding in millions - diluted 183.5 183.5 Diluted earnings per share 0.20 0.84 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2016 Adjusted Statement of Profit or Loss (Unaudited) Twelve Months Ended December 31, 2016 a) Adjustment to add back share based payment charge. b) Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2016’ for a detailed list of exceptional items. c) Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest. d) Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e) Adjusted gross margin 29.6% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million. 46

(in €m) Twelve months ended December 31, 2016 Profit for the period 36.4 Taxation 39.6 Net financing costs 62.1 Depreciation 43.3 Amortization 7.8 EBITDA 189.2 Exceptional items: Costs related to transactions (a) 4.8 Costs related to management incentive plans (b) 1.9 Investigation and implementation of strategic opportunities (c) 7.0 Cisterna fire net income (d) (4.3) Supply chain reconfiguration (e) 84.3 Other restructuring costs (f) (1.0) Findus Group integration costs (g) 29.6 Settlement of legacy matters (h) 1.8 Remeasurement of indemnification assets (i) (1.0) Other Adjustments: 29.6 Other add-backs (j) 1.8 Adjusted EBITDA (k) 324.9 Reconciliation of Reported to Adjusted Financial Information for the Twelve Months Ended December 31, 2016 EBITDA and Adjusted EBITDA (Unaudited) Twelve Months Ended December 31, 2016 a) Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange. b) Adjustment to eliminate long term management incentive scheme costs from prior ownership. c) Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. d) Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. e) Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory. f) Elimination of a credit on release of provisions for restructuring activities associated with operating locations. g) Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group. h) Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented. i) Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016. j) Other add-backs include the elimination of share-based payment charges of €1.2 million. k) Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million. 47

(in €m) Twelve months ended December 31, 2019 Twelve months ended December 31, 2018 Twelve months ended December 31, 2017 Twelve months ended December 31, 2016 Net Cash Flows From Operating Activities 315.4 321.3 193.8 282.1 Add back: Cash flows relating to exceptional items (a) 15.9 43.4 99.5 49.2 Legacy tax payments (b) — — 27.3 — Employer taxes related to share based payments (c) 7.5 1.7 — — Non-operating M&A costs (d) 3.3 8.9 3.0 0.0 Deduct: Capital expenditure (e) (47.3) (41.6) (42.6) (42.4) Net interest paid (46.0) (45.1) (48.5) (63.0) (Payments)/proceeds on settlement of derivatives 0.7 (2.8) 1.6 (4.0) Payment of lease liabilities (f) (21.8) — (1.6) (0.7) Adjusted free cash flow 227.7 285.8 232.5 221.2 Adjusted free cash flow as % adjusted profit for the period 97% 137% 133% 143% Adjusted Profit for the period 235 209 175 155 Reconciliation of Reported Net Cash Flows from Operating Activities to Adjusted Free Cash Flow a) Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows. b) Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature c) Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows. d) Adjustment to add back cash flows related to non-operating M&A related costs which are not considered to be indicative of our ongoing operating cash flows. e) Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows. f) These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow. 48